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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            -----------------------

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            -----------------------

                         Date of Report: June 23, 2003

                              CEMEX, S.A. de C.V.
                              -------------------
             (Exact name of Registrant as specified in its charter)

                                  CEMEX Corp.
                (Translation of Registrant's name into English)

                             United Mexican States
                (Jurisdiction of incorporation or organization)

                    Av. Ricardo Margain Zozaya #325, Colonia
                              del Valle Campestre
                     Garza Garcia, Nuevo Leon, Mexico 64000
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   |X|       Form 40-F ___
          -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____No   |X|
           -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A
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                                    CONTENTS

     1. Press release issued by CEMEX, S.A. de C.V., dated June 18, 2003, providing guidance with respect to its projected earnings for the second quarter of 2003 (attached hereto as exhibit 1).








                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                               CEMEX, S.A. de C.V.
                                     ----------------------------------------
                                               (Registrant)



Date:    June 23, 2003               By:       /s/  Rafael Garza
      -----------------------           -------------------------------------
                                               Name:  Rafael Garza
                                               Title:    Chief Comptroller





                                 EXHIBIT INDEX


EXHIBIT NO.   DESCRIPTION

1 Press release issued by CEMEX, S.A. de C.V., dated June 18, 2003, providing guidance with respect to its projected earnings for the second quarter of 2003.



                                                                   EXHIBIT 1

       MEDIA RELATIONS         INVESTOR RELATIONS         ANALYST RELATIONS
 DANIEL PEREZ WHITAKER         ABRAHAM RODRIGUEZ        JOSE ANTONIO GONZALEZ
      (52 81) 8888-4243        (52 81) 8888-4262            (212) 317-6008


[OBJECT OMITTED]



                          CEMEX PROVIDES GUIDANCE FOR
                           THE SECOND QUARTER OF 2003

MONTERREY, MEXICO, June 18, 2003 - CEMEX, S.A. de C.V. (NYSE: CX) announced today that it expects EBITDA for the quarter ending June 30, 2003 to exceed US$540 million, while operating income is expected to be about US$380 million. EBITDA for the first six months of 2003 is expected to exceed US$1 billion.

For the second quarter, CEMEX expects to achieve revenue of close to US$1.85 billion, while free cash flow is expected to be close to US$330 million.

Rodrigo Trevino, Chief Financial Officer, said: "We are encouraged by our consolidated performance for the first half of 2003, which puts us in line to meet or exceed our stated guidance for the full year. We expect to use close to 90% of our free cash flow during the quarter to reduce net debt, bringing us closer to our stated leverage ratio objective of 2.7 times net debt to EBITDA. We have also benefited during the second quarter from an improvement in the fair market value of our derivatives position. From March 31st, 2003 through June 17th, 2003 the aggregate fair market value of our derivatives position has improved by US$298 million, which will lead to gains that will partially revert the losses recognized under marketable securities during the first quarter. We remain focused on cost reduction initiatives aimed at increasing our free cash flow generation while improving the value proposition for our customers."

For the second quarter, CEMEX Mexico's domestic gray cement volume is expected to grow by about 2% versus the same quarter a year ago despite the lesser number of business days; and is expected to be 6% higher for the first six months of the year versus the same period a year ago. Ready mix volumes are expected to grow by about 11% for the second quarter and about 17% for the first six months versus the same period a year ago. Cement demand from the public works and housing sectors continue to drive growth, while the self-construction sector continues to provide moderate growth.

Cement sales volumes for CEMEX's operations in the United States are expected to decline by about 4% versus the same quarter last year, and by about 3% for the first half of the year versus the same period in 2002. Cement sales in some of our markets were affected by lower construction activity in the public works sector coupled with continued weakness in the industrial and commercial sector.

Cement sales volumes for CEMEX's operations in Spain are expected to grow by about 5% versus the second quarter last year and 5% for the first six months of 2003 compared to the same period a year ago. Cement demand growth continues to benefit from the public works sector, primarily due to Spain's long term infrastructure plan. The housing sector remains robust given the favorable interest rate environment.

CEMEX expects to release its second quarter results and host its quarterly conference call on July 18th, 2003. Guidance numbers for the second quarter of 2003 are calculated on the basis of market close exchange rates as of June 17th, 2003.

CEMEX is a leading global producer and marketer of cement and ready-mix products, with operations primarily concentrated in the world's most dynamic cement markets across four continents. CEMEX combines a deep knowledge of the local markets with its global network and information technology systems to provide world-class products and services to its customers, from individual homebuilders to large industrial contractors. For more information, visit www.cemex.com.

                                   -- ### --

This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

EBITDA is defined as operating income plus depreciation and amortization. Free Cash Flow is defined as EBITDA minus net interest expense, capital expenditures, change in working capital, taxes paid, dividends on preferred equity and other cash items. Net debt is defined as total debt plus equity obligations minus cash and cash equivalents. All of the above items are presented under generally accepted accounting principles in Mexico. EBITDA and Free Cash Flow (as defined above) are presented herein because the company believes that they are widely accepted as financial indicators of the company's ability to internally fund capital expenditures and service or incur debt. EBITDA and Free Cash Flow should not be considered as indicators of the company's financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.